AB
9/10

DD
8/29/13

[redacted]

SECURI[barcode]ION

13014523

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 27 2013
WASH, D.C.
193

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23060

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2012 (MM/DD/YY) AND ENDING June 30, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moors & Cabot, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Devonshire Street
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Hildreth 617-426-0500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LMHS, P.C.
(Name – *if individual, state last, first, middle name*)

80 Washington Street Bldg S (Address) Norwell (City) MA (State) 02061 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 27 2013
REGISTRATIONS BRANCH
19

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

DD
9/11/13

OATH OR AFFIRMATION

I, Michael Hildreth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moors & Cabot, Inc., as of June 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

EVP/CFO/COO
Title

Notary Public

LILLIAN M MANNING
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
December 2 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOORS & CABOT, INC.
(Sec. I.D. No. 8-23060)

Statement of Financial Condition and Independent Auditors' Report for the Year Ended June 30, 2013, and Independent Auditors' Report on Internal Control

Filed in accordance with Rule 17a-5(c)(3) as a PUBLIC DOCUMENT

LMHS, P.C.
Certified Public Accountants and Advisors

MOORS & CABOT, INC.
FINANCIAL STATEMENT
YEAR ENDED JUNE 30, 2013

LMHS, P.C.
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

To The Stockholders
Moors & Cabot, Inc.
111 Devonshire Street
Boston, Massachusetts

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Moors & Cabot, Inc. (the Company) as of June 30, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances but, not for the purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by

80 Washington Street, Building S, Norwell, Massachusetts 02061 (781) 878-9111 FX (781) 878-3666 www.lmhspc.com

management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Moors & Cabot, Inc., as of June 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

LMHS, P.C.

LMHS, P.C.
Norwell, Massachusetts

August 19, 2013

MOORS & CABOT, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2013

ASSETS

Cash	$ 1,051,209
Securities Owned - At Market Value	1,253,879
Receivables:	
Brokers and Dealers	1,040,967
Employees	319,362
Secured Demand Notes Receivable	9,300,000
Property and Equipment, Net of Accumulated Depreciation and Amortization of $835,618	832,354
Deferred Income Tax Credit	3,659,236
Prepaid Expenses and Other Assets	591,867
	$ 18,048,874

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:	
Accrued Commissions	$ 1,860,912
Payable to Clearing Organizations	8,414,746
Accounts Payable and Accrued Expenses	741,922
	11,017,580
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	9,800,000
STOCKHOLDERS' DEFICIT:	
Common Stock:	
Class A (Voting), No Par Value, 12,500 Shares Authorized, Issued and Outstanding; Class B (Non-Voting), No Par Value 25,000 Shares Authorized; 15,250 Shares Issued and Outstanding	400,200
Additional Paid-In Capital	10,784,851
Accumulated Deficit	(13,953,757)
	(2,768,706)
	$ 18,048,874

See Notes to Financial Statement

MOORS & CABOT, INC.
NOTES TO FINANCIAL STATEMENT

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. Organization - Moors & Cabot, Inc. (the Company) was incorporated under the Laws of the Commonwealth of Massachusetts and commenced operations on August 1, 1978.

2. Operations - The Company is engaged as a broker and dealer in securities and other financial products for a diverse group of investors. The Company introduces these transactions for clearance and execution services primarily to First Clearing, LLC, a New York Stock Exchange member firm, on a fully disclosed basis. The Company's business and results of operations are, to a large extent, dependent on investment trends of the United States economy.

   The agreement between the Company and First Clearing, LLC provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company monitors its customer activity by reviewing information it receives from First Clearing, LLC on a daily basis, requiring customers to deposit additional collateral or reduce positions as appropriate, and reserving for doubtful accounts when necessary.

3. Securities Transactions - The Company accounts for securities transactions and the related commission income and expense on a trade date basis.

4. Investments in Securities - Securities owned and securities sold, but not yet purchased ("short positions") are carried at quoted market values; realized gains and losses, and unrealized appreciation and depreciation, are reflected in income. Short positions have additional off-balance sheet market risk to the extent that there may be an unfavorable future change in market prices and the Company has not covered the positions.

   Marketable Securities - The Company accounts for marketable securities under the provisions of FASB ASC 320-10 "Accounting for Certain Investments in Debt and Equity Securities". The provision establishes standards for equity securities that have readily determinable values and for all debt securities.

   Under FASB ASC 320-10-25-1, unrealized gains and losses on trading securities are based on the difference between book value and fair value for each security. These gains and losses, as well as realized gains and losses, are credited or charged to earnings.

   All investment securities held during the year ended June 30, 2013 have been classified as trading securities and are reflected on the balance sheet at fair market value, with unrealized gains and losses reported as a component of earnings.

5. Revenue Recognition - Commissions Revenue arises from activities in transaction based accounts in listed and over-the-counter securities, futures, and options. Asset management fees consists primarily of revenues earned from providing support and services in connection with client assets under management. This revenue includes fees based on the amount of client assets under management and is included in Commissions Revenue.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Direct Investments consist primarily of commissions paid directly to the Company by mutual fund shareholders at the time of sale (front-end commissions) and fees paid to the broker/dealer by the mutual fund over a period of time referred to as 12b-1 fees.

Interest Revenue - The Company earns interest revenue principally from client money market and margin accounts. This income is included in Insurance and Other Income.

6. Depreciation and Amortization - Depreciation of office equipment and fixtures is provided using the straight-line method over the estimated useful lives of the assets. Costs incurred in connection with improvements to the Company's leased premises have been capitalized and are being amortized over the term of the lease using the straight-line method.

7. Income Taxes - Effective August 31, 2011, the Company terminated its S Corporation status. Accordingly the Company accounts for taxes under the liability method where a deferred tax asset or liability, is determined based on the difference between the financial statement and tax basis of the assets and liabilities as measured by the enacted tax rates and tax rates that are expected to be in effect when these differences reverse.

8. Uncertainty In Income and Other Taxes - The Company adopted the new standards for *Accounting for Uncertainty in Income Taxes* (income, sales, use and payroll), which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of June 30, 2013, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files tax and information returns in the United States Federal and various state jurisdictions. These returns are generally subject to examination by tax authorities for the last three years.

9. Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The estimated fair value of financial instruments is determined by reference to various market data and valuation techniques, as appropriate. These techniques require the Company to develop assumptions on such items as discount rates and future cash flows. Accordingly, such fair value estimates may not necessarily be indicative of the amounts the Company would realize upon a current market exchange. Actual results could differ from those estimates.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

10. Fair Value of Financial Instruments - The amounts reported in the statement of financial condition for cash, receivables from brokers and dealers and employees, secured demand notes receivable, accounts payable and accrued expenses and liabilities subordinated to claims of general creditors approximate fair value because of the short-term nature of these instruments. The amounts reported for securities owned and securities sold but not yet purchased are the fair value of those instruments.

11. Revenue Sharing Agreements - The Company has revenue sharing agreements with three entities, Gyroscope, LLC (an RIA owned by one employee of the Company), Eagle Claw, LLC (an RIA owned by two employees of the Company) and Crellin Capital, LLC (an RIA owned by one employee of the Company). Operating activities are conducted through the respective RIAs and Moors & Cabot, Inc. is paid a fee in accordance with these agreements.

12. Indemnifications - In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

13. Concentration of Credit Risk - The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

B. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED:

Securities owned and securities sold, but not yet purchased, consist of trading and investment securities at market values as follows:

	Owned
Municipal Bonds	$ 1,228,112
Preferred Stocks	25,767
	$ 1,253,879

C. FAIR VALUE MEASUREMENT:

FASB ASC 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to measurements involving significant unobservable inputs (Level 3 inputs).

The Company holds investments in marketable securities, all of which represent Level 1 inputs. Level 1 inputs are defined as unadjusted quoted prices for identical assets and liabilities in active markets to which the reporting entity would have access. FASB ASC 320-10-25-1 requires trading securities to be carried at market value. At June 30, 2013, marketable securities had a market value of $1,253,879 and a cost basis of $1,252,558.

D. RELATED PARTY TRANSACTIONS:

The Company advanced money to employees, primarily in the form of signing bonuses, which are amortized over the life of the contractual agreement. If an employee leaves prior to the expiration period, he or she is responsible for repayment of the unamortized portion. These amounts are non-interest bearing. At June 30, 2013, the amounts outstanding were $319,362.

Revenue Sharing Agreements - As discussed in Footnote A, the Company has revenue sharing agreements with three entities; Gyroscope, LLC, Eagle Claw, LLC and Crellin Capital, LLC. Fees received from these entities for the year ended June 30, 2013 are as follows:

	Fee Income
Gyroscope, LLC	$ 39,471
Eagle Claw, LLC	$ 260,982
Crellin Capital, LLC	$ 33,629

During the year ended June 30, 2013, the Company paid consulting fees of $625,000 to an entity owned by the majority stockholder of the Company.

As more fully described in Note E, at June 30, 2013, $9,300,000 of subordinated debt is owed to the Company's majority stockholder. Furthermore, the payable to First Clearing, LLC is collateralized by the margin account of the Company's majority stockholder.

E. SUBORDINATED INDEBTEDNESS:

Under the terms of the Company's various agreements with its subordinated lender, such loans are subordinated to the claims of general creditors and are available to the Company in computing net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the "Commission"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

E. SUBORDINATED INDEBTEDNESS: (Continued)

Subordinated indebtedness at June 30, 2013, matures as follows:

Related Party - automatic annual renewal provisions unless written notice from lender is received thirteen months preceding the scheduled maturity date	$ 1,900,000
Related-party agreement - matures April 30, 2015	1,100,000
Related-party agreement - matures May 31, 2015	600,000
Related-party agreement - matures August 31, 2015	600,000
Related-party agreement - matures August 31, 2015	1,300,000
Related-party agreement - matures September 30, 2015	500,000
Related-party agreement - matures October 15, 2015	300,000
Related-party agreement - matures October 31, 2015	800,000
Related-party agreement - matures December 10, 2015	1,500,000
Related-party agreement - matures December 31, 2015	700,000
First Clearing, LLC agreement - matures June, 2017	500,000
	$ 9,800,000

The related party subordinated loans bear interest at the prime rate, plus 2%, but not less than 6%. For the year ended June 30, 2013, the related party agreed to waive all interest associated with their secured demand notes. The related party subordinated debt is collateralized by secured demand notes. The secured demand notes are secured by cash and securities.

The First Clearing, LLC, subordinated loan is non-interest bearing and will be forgiven ratably over the term of the agreement.

F. NET CAPITAL REQUIREMENTS:

The Company is required to maintain minimum net capital as calculated by the Commission's Uniform Net Capital Rule 15c3-1 (Alternative Method). At June 30, 2013, the Company had a net capital requirement of $250,000 and net capital of $1,512,151, resulting in excess net capital of $1,262,151.

G. LEASE COMMITMENTS:

The Company has entered into operating lease agreements for its office space and various equipment. Minimum rental commitments under long-term operating leases are as follows for the years ending June 30,:

2014	$ 1,519,620
2015	1,477,426
2016	866,628
2017	866,628
2018 and Thereafter	1,220,720
	$ 5,951,022

For the year ended June 30, 2013, rent expense amounted to $1,902,038.

H. INCOME TAXES:
At June 30, 2013, the Company had a deferred income tax credit (an asset) in the amount of $3,659,236. This deferred income tax credit is derived primarily from net operating losses. The deferred state income tax expense included in the statement of operations for the year ended June 30, 2013 results from the expiration of a portion of the net operating loss carry forward at the state level. At June 30, 2013, the Company has Federal loss carry forwards of approximately $11,278,000 expiring in the years 2024 through 2026.

I. 401(k) PLAN:
The Company sponsors a defined contribution employee savings and investment plan (the Plan). The Plan qualifies under Section 401(k) of the Internal Revenue Code and allows eligible employees to contribute up to 15% of their annual compensation, subject to a maximum dollar amount determined by the Internal Revenue Service. Employees are generally eligible following the attainment of age 21. For the year ended June 30, 2013, the Company had expenses related to the matching contributions provision of the plan of $42,701.

J. LITIGATION:
The Company is engaged in various legal proceedings. The Company believes it has meritorious positions in these matters and expects to vigorously contest the actions. Management believes, on the basis of present information and advice received from counsel, that the effect, if any, of resolving these actions will not be material to the financial statements taken as a whole.

K. SUBSEQUENT EVENTS:
Management has evaluated events occurring after the statement of condition date through August 19, 2013, the date in which the financial statement was available to be issued. Other than as describe below, no material events have been identified which would require disclosure under FASB ASC 855-10-50-1.

On June 25, 2013 the Board of Directors voted to extended the Company's contract with First Clearing, LLC for sixty months. On July 31, 2013 the agreement was executed and the Company received a $1,000,000 incentive bonus which will be recognized over the life of the agreement.

LMHS, P.C.
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To The Stockholders
Moors & Cabot, Inc.
111 Devonshire Street
Boston, Massachusetts

In planning and performing our audit of the statement of financial condition of Moors & Cabot, Inc. (the Company) as of June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LMHS, P.C.

LMHS, P.C.
Norwell, Massachusetts

August 19, 2013